February 18, 2010

Karl Hiller, Branch Chief
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549 – 4628

Mr. Karl Hiller,

Re:	Hard Creek Nickel Corporation
Form 20-F for the fiscal year end December 31, 2008
Filed June 23, 2009
Response Letter Dated February 2, 2010
File No. 0-52326

Thank you for your letter dated February 16, 2010. We have amended our Form 20-F in response to your comments and describe below the manner in which we have done so.

We enclose two marked copies of our amended Form 20-F, for use during your review process.

Our responses below are numbered in a manner that corresponds with your comments as set out in your letter of February 2, 2010.

General

1. We have filed our letter of correspondence dated January 12, 2010 and will file this letter of correspondence dated February 17, 2010 on EDGAR on February 18, 2010 at the latest.

2. We will insert and explanatory paragraph at the forepart of our amended Form 20-F explaining the reasons for our filing the amendment and informing readers to the specific locations of further details and revisions once the Commission and Hard Creek Nickel Corporation have agreed on the final amendments to our Form 20-F.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

3. We will update the officer certifications to comply with Rule 12b-15 of Regulation 12B once the Commission and Hard Creek Nickel Corporation have agreed on the final amendments to our Form 20-F.

Operating and Financial Review and Prospects, page 28

4. We have revised the Form 20-F to comply with Instruction 2 to Item 5 and corrected our disclosure to state that our financial statements have been prepared in accordance with Canadian GAAP and not United States GAAP as previously referenced. In our previous Form 20-F filings, we had a separate set of audited financial statements prepared under United States GAAP, for the fiscal year ending December 31, 2008 we prepared only one set of financial statements under Canadian GAAP with a separate note on the differences between Canadian and United States GAAP. These references to United States GAAP in our original 2008 Form 20-F were copied from our 2007 Form 20-F and were not removed to comply with Instruction 2 to Item 5.

We have revised our disclosure in the first paragraph to clarify the primary difference between Canadian and United States GAAP for acquiring mineral properties and mineral right costs.

The Offer and Listing, page 43

5. We have revised the Offer and Listing section to comply to Instruction 9 items 9.A.4 and 9.C pertaining to the price history of our stock and the market in which our shares trade.

Financial Statements

Statement of Cash Flows

6. In our view we view the change on our Cash Flow Statement as a reclassification of mining tax credits from Investing Activities to Operating Activities to be consistent with our presentation in 2007 and propose this change as a note disclosure rather than a restatement since nothing was affected on the Balance Sheet, Statement of Loss, Retained Earnings or Earnings per Share. See last page for details.

Note 11 - Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices

7. We have revised our risk factor disclosure to be consistent with the determinations we have made about recoverability and our accounting costs for our mineral assets.

During the fiscal year ended December 2006, the Company adopted recommendations from the Emerging Issues Task Force (“EITF”) – EITF Abstract 04-2: “Whether Mineral Rights Are Tangible or Intangible Assets”. In accordance with the EITF, acquisition costs for mineral rights are accounted for as tangible assets and shown as a separate component of property, plant, and equipment. Since the adoption of EITF 04-2, the Company did not incur any mineral property acquisition costs, the acquisition costs under Canadian GAAP were incurred during the fiscal year 2002 prior to the adoption of EITF 04-2.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

As part of this response letter, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I will be away from the office from February 18th to March 1st and upon my return, I look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me at 604.681 -2300 or 604.816 -8512 once I am back in the office.

Yours truly,

/s/

Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
For The Year Ended December 31, 2008

	Original		Reclassified
OPERATING ACTIVITIES
Net loss	-1,958,267		-1,958,267
Non cash items
Amortization	20,860		20,860
Property impairment	44,662		44,662
Stock-based compensation	317,436		317,436
Financing costs	426,700		426,700
Future income tax recovery	-102,822		-102,822

Changes in operating assets and liabilities
Recoverable taxes	458,435		458,435
Mining tax credits	-	** - 983,320	-983,320
Prepaid expenses	42,380		42,380
Accounts payable and accrued liabilities	-568,091		-568,091
Due to related party	-1,484		-1,484

	-1,320,191		-2,303,511

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

INVESTING ACTIVITIES
Reclamation bond	-
Purchase of office equipment and vehicle	-39,090		-39,090

Exploration and development costs	* -4,293,398	** 983,320	-3,310,078

	-4,332,488		-3,349,168

** Reclassifiy BC refundable mining tax credits from Investing to

Operating

INVESTING ACTIVITIES
   Exploration and development costs

Consolidated Schedule of Deferred	Exploration and Costs	2,872,429
Add back:	Write down property	44,662
	BC refundable mining tax credits	983,320
Deduct:	Federal non-refundable mining tax credits	605,284
	Stock based compensation booked as Geological services	- 212,297

	*	4,293,398

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Hard Creek Nickel Corporation

Analysis of Mining Tax Credits Receivable
For The Year Ended December 31, 2008

Consolidated Schedule of Deferred Exploration and Costs
        BC refundable mining tax credits

Year 2003	99,848
Year 2004	203,437
Year 2005	24,319
Year 2006	295,598
Year 2007	943,102
Year 2008	983,320

Balance, December 31, 2008	2,549,624

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Mining Tax Credits Receivable
Total BC refundable mining tax credits claimed
for fiscal years 2003 - 2008	2,549,624
Year 2003 cash received	- 99,848
Year 2004 cash received	- 203,437
Year 2005 cash received	- 24,319

Balance, December 31, 2008	2,222,020

Proof:
BC refundable mining tax credits
Year 2006	295,598
Year 2007	943,102
Year 2008	983,320

Balance, December 31, 2008	2,222,020

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com